

Mail Stop 3561

December 13, 2016

Mr. James L. Robo
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re: NextEra Energy Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed October 31, 2016**
> **File No. 001-36518**

Dear Mr. Robo:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1. Please tell us whether and how you monitor the credit quality of customers of your recently acquired Texas Pipeline operations. Please address how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices.

2. It appears you may have gathering and transportation contracts with contractually fixed "ship or pay" reservation payments that also provide for volume based payments over the life of the related contracts. Please tell us whether you have any contracts which have minimum volume commitments and if so whether renegotiation of the fees or minimum volume commitments on any such contracts has occurred or is expected to occur prior to their expiration since the acquisition. If so, please tell us in detail how you considered this factor in explaining trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of any gathering contracts that expire with 1 year and your expectations regarding the trend of gathering fees based on anticipated drilling activity.

3. We note that several oil and gas producers with operations in Texas have recently filed for bankruptcy protection. Please tell us in detail how you determined whether there was any impairment of your Texas operations' long-lived assets or intangible assets.

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions, page 69

4. We note your disclosure that you acquired NET Holdings Management LLC (Texas Pipeline) on October 1, 2015. You disclose on page 14 that following this acquisition your operations and business have substantially changed. Please explain to us in detail whether and how you considered the Texas Pipeline operations torepresent a separate operating and reportable segment. Please refer to ASC 280-10-50.

Note 9. Capitalization, page 77

5. We note your disclosure that all of your long-term debt agreements contain provisions which, under certain conditions, restrict the payment of dividends and other distributions. Please tell us how you considered providing the disclosures required by Rule 4-08(e)(2) and (e)(3) of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Item 1. Financial Statements

Condensed Consolidated Statements of Income, page

6. We note from your disclosures in Note 1 that following the acquisition of the Texas Pipeline business you generate revenues from the production and sale of electricity and from providing natural gas gathering and transportation services. Thus it appears that following the acquisition of the Texas Pipeline business a significant portion of your revenue is derived from the provision of services as opposed to the sale of products. Please tell us how you have complied with Rule 5-03(b)(1) and (b)(2) of Regulation S-X

to separately disclose revenue and the related costs resulting from the sale of services versus those resulting from the sale of products.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant